September 28, 2010

United States Securities and Exchange Commission

Mail Stop 3030

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Response to Comments on Mesa Laboratories, Inc.

Form 10-K for the fiscal year ended March 31, 2010

Filed June 29, 2010

File No. 0-11740

Gentlemen and Ladies:

Form 10-K for the fiscal year ended March 31, 2010

Note 11 Segment Data, page 41

We would like to confirm to you those points that we agreed to in our conversation on September 22, 2010.  In that conversation, we agreed that Mesa Laboratories, Inc. will provide segment data in a footnote on its Biological Indicator products and on its Electronic Measurement Instrument products for the quarter and year-to-date periods beginning with its September 30, 2010 Form 10-Q filing.  Per FAS 131, we will review our prior year data and report prior year performance for those two segments for the quarter and year-to date periods.  We will also review the reporting manual website you have guided us to, in order to correctly integrate our segment performance into our future MD&A’s.

We appreciate your patience in working through this issue with us.  If you should require any further information or clarification on this response, I request that your office contact me at your convenience to allow us to provide any further information and to allow you to conclude this process.

Best regards,

/s/Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.